UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-42256

WORK Medical Technology Group LTD

Floor 23, No. 2 Tonghuinan Road

Xiaoshan District, Hangzhou City, Zhejiang Province, The People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

Explanatory Note

WORK Medical Technology Group LTD, a Cayman Islands company (the “Company”), is filing this Amendment No. 1 on Form 6-K/A (this “Amendment”) solely to correct certain errors in the Company’s Report of Foreign Private Issuer on Form 6-K filed with the U.S. Securities and Exchange Commission on August 25, 2025 (the “Original Form 6-K”). The Unaudited Condensed Consolidated Statements of Cash Flow included as Exhibit 99.1 to the Original Form 6-K, located on page F-4, is hereby deleted and replaced, in order to (i) relocate references under “CASH FLOWS FROM INVESTING ACTIVITIES—Loans to related parties” for the six months ended March 31, 2024 and “CASH FLOWS FROM INVESTING ACTIVITIES—Repayments from related parties” for the six months ended March 31, 2024 to “CASH FLOWS FROM FINANCING ACTIVITIES—Loans to related parties” for the six months ended March 31, 2024 and “CASH FLOWS FROM FINANCING ACTIVITIES—Repayments from related parties” for the six months ended March 31, 2024; (ii) revise the net cash used in investing activities for the six months ended March 31, 2024 of $3,069,879 to $5,856,936 as a result of the above relocations; and (iii) revise the net cash provided by financing activities for the six months ended March 31, 2024 of $3,769,647 to $6,556,704 as a result of the above relocations.

Other than as expressly set forth above, this Amendment does not, and does not purport to, amend, update, or restate the information in any other item of the Original Form 6-K, or reflect any events that have occurred after the Original Form 6-K was filed.

This Amendment is hereby incorporated by reference into the registration statement on Form F-3 of the Company (File Number 333-289943), and into the base prospectus and the prospectus supplement outstanding under the foregoing registration statement, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

Exhibit Index

Exhibit No.	Description
99.1	Unaudited Consolidated Financial Statements and Notes of WORK Medical Technology Group LTD for the Six Months Ended March 31, 2025 and 2024
99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations
101. INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WORK Medical Technology Group LTD

Date: December 2, 2025	By:	/s/ Shuang Wu
	Name:	Shuang Wu
	Title:	Chief Executive Officer

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